Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 21 September 2012

Note: The filing of the information below under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

BAE Systems plc has issued the following information to its employees following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

From Ian King, Chief Executive, BAE Systems plc to employees:

Chief Executive message regarding share price movement

You may be aware that there has been recent movement in our share price regarding a potential combination of our company with EADS N.V.

BAE Systems plc and EADS N.V. have a long history of collaboration and are currently partners in a number of important projects, including the Eurofighter and MBDA Joint Ventures. I can confirm that we are in discussions with EADS N.V. about the potential combination of our businesses. This potential combination would create a world leading international aerospace, defence and security group with substantial centres of manufacturing and technology excellence in the UK, the USA and home markets as well as France, Germany and Spain. We and EADS N.V. believe that the potential combination of our two businesses offers additional significant benefits for all our stakeholders, over and above our individual business strategies, which we are both executing strongly today. In particular, we believe that the combination of the two complementary businesses offers the opportunity of greater innovation, long term financial stability, and an extended market presence which will enable us to compete even more effectively on the world stage.

Any agreement on the terms of a potential combination will require approval by the Boards of both BAE Systems and EADS, and would be subject to, amongst other things, a number of Governmental, Regulatory, and Shareholder approvals. There is no certainty that the discussions will ultimately lead to a transaction.

We are a strong, well-run company, successfully implementing our strategy. Our success comes from your dedication and professionalism, and during this process we must continue to focus on meeting all our commitments. I am confident that we will all rise to this challenge. Thank you for all your efforts and you have my assurance we will continue to keep you up to date as the discussions progress.

Ian King
Chief Executive

From Ian King, Chief Executive, BAE Systems plc to employees:
Dear Colleagues,

Thank you for your feedback and thoughts on Wednesday's important announcement. I want to reassure you that I firmly believe this is a great opportunity for our employees, our shareholders, and our many customers.

As you know I am committed to keeping you updated.  I have seen your questions on our social media and intranet tools and have asked the team to prepare a set of questions and answers and these are available online
. I encourage you to review these - please let me know if this works for you.

Meantime, it is critical that we continue to focus on our customers and our commitments as we progress through these discussions. I will continue to provide regular updates.
Thank you for your commitment and dedication,

Ian

Communication to all BAE Systems employees:

Employee FAQs - possible combination with EADS
You are reminded that no public statements or response to enquiries may be made in connection with the discussions with EADS without the prior, explicit approval of Charlotte Lambkin, Group Communications Director
(charlotte.lambkin@baesystems.com, +44 1252 383836).

You are also reminded that, should you wish to deal in BAE Systems shares, you must comply with the BAE SystemsDealing in BAE Systems Shares Policy(Reference No. 759/OF/004) and the BAE SystemsInsider Trading Policy
(Reference No. 759/OF/005).

1.         Why was the announcement made public before employees were notified?

BAE Systems plc is listed on the London Stock Exchange.  A potential transaction of the sort being discussed between the company and EADS is governed by the City Code on Takeovers and Mergers, even though the possible transaction would not involve a takeover of the company by EADS or vice versa.  The Code contains a regulated framework, designed principally to ensure that shareholders are treated fairly.  In particular, it requires that information must be made equally available to all shareholders as nearly as possible at the same time and in the same manner.  This means that the company was forbidden from disclosing information about the discussions with EADS until it was required by the Code to issue the announcement following the leak on Wednesday, 12 September.

2.         Who approached who?

The idea to explore a combination of the companies arose during routine business discussions. BAE Systems and EADS have a number of overlapping business interests today, most obviously the Eurofighter and MBDA joint ventures, and in this context there is regular dialogue between the companies.

3.         What is the status of discussions with the various key government stakeholders?

Key government stakeholders have been approached, and any discussions are confidential.

4.         When is the transaction expected to close? There is some discussion around a 10 October date, what is the significance of this date?

If definitive agreement on the terms of a transaction is reached, completion would be subject to a number of conditions such as regulatory and government approvals, the approval of ordinary shareholders of both BAE Systems and EADS, and certain conditions customary for transactions governed by the City Code on Takeovers and Mergers. Given this, it would not be appropriate to comment on potential timing at this stage.

5.         The agreement would give BAE Systems shareholders a 40 percent stake in the new company and EADS investors a 60 percent share. What is the basis for this ratio?

The 60/40 ratio has been set taking into account a range of factors, and BAE Systems and EADS believe the ratio is an appropriate reflection of the longer term relative valuations of the businesses over time.

6.         Isn't this ratio rather disappointing for BAE Systems shareholders and doesn't it make the proposed deal unattractive to them?

The parties believe that the proposed terms of the potential transaction offer the prospect of significant benefits for shareholders of both companies.

7.        Why are we thinking about this - what's in it for us?

As we say in our statement, the potential combination would create a world-class international aerospace, defence and security group. The industrial logic is compelling. BAE Systems and EADS believe that the potential combination of their two businesses offers the prospect of significant benefits for customers and shareholders of both companies. These benefits include cost savings, such as from procurement and sourcing efficiencies available to the enlarged group, and new business opportunities.

8.         Can you explain the complicated dividend policy?

As part of the continuing discussions on deal terms, EADS and BAE Systems have agreed how to deal with dividends in the short term. The position regarding dividends is set out clearly in the statement because dividends are important to both BAE Systems and EADS shareholders and the payouts of the two parties have been different in the past, with BAE Systems paying out a higher proportion of its earnings in dividends.
If the transaction proceeds:
·     In respect of 2012 EADS and BAE Systems are to pay their normal dividends and, in addition, the parties have agreed that EADS can pay a special dividend of £200m prior to any consummation of the transaction to better align the parties' 2012 overall dividend pay-outs.

·     In respect of 2013, so long as combined group earnings are broadly in line with current expectations, it has been agreed that BAE Systems shareholders would receive the equivalent of the 2012 dividend.

·     In 2014 and beyond, it will be for the board of the combined group to set the policy with reference to usual things you look at when setting the dividend policy (e.g., future earnings potential, capital structure, business investment requirements).

9.         The proposed transaction is described as a "combination," but is this not in fact a takeover of BAE Systems by EADS?

This is not a takeover. This is indeed a business combination of two great companies to create a world class aerospace, defence and security company with a truly global presence.

10.      What will the name of the new company be?

This remains under consideration.

11.      Where will the enlarged group be headquartered?

No decision has been made at this stage in relation to the headquarters of the enlarged group.

12.      Who will make up the board and management team of the enlarged group?

No decision has been made at this stage. Both companies have a wealth of management talent to choose from to make up a unified board and management team of the combined group
.

13.      When you talk about benefits to customers, do you mean that you will cut prices as a result of this deal?

As we say in our statement, we believe that the potential combination offers the prospect of significant benefits for customers, and these benefits may include cost savings arising from procurement and sourcing efficiencies.

14.      Do you anticipate having to commit to disposing of any assets to gain regulatory approval? Would this be a deal-breaker?

Not appropriate to comment at this stage.

15.     The media have reported that the new company would have dual stock listings. How would this work in practice?

Given the sensitive nature of much of the combined company's defence and security operations, the transaction has been specifically structured to protect national security interests in its key markets. The dual-listed company structure would enable the enlarged group to "ring-fence" sensitive national defence and security assets.

16.     How do the two businesses fit together?

BAE Systems is predominantly a defence and security company, whilst EADS is predominantly a commercial aerospace company.
The combination would create a global company that would be more robust and diversified than the existing companies. The product and service portfolios of EADS and BAE Systems complement each other very well - with very little overlap. The combined company would benefit from the balance between the commercial and defence markets, and between revenue streams from products and services.

17.     Do you see any cultural issues between EADS and BAE Systems?

No. The two companies have been partners for decades, working together in, for example, Airbus, Eurofighter, Tornado and MBDA and their predecessor businesses. Many of the executives in EADS and BAE Systems today have worked closely with each other within these partnerships over many years previously.

18.      How many jobs will be lost as a result of this deal, and where? Do you envisage having to sell off any parts of the current business as part of this activity?

No decisions have been made. This combination would create a world-class international company with substantial centres of excellence in France, Germany, Spain, the UK and the USA. Also, note that EADS and BAE Systems complement each other very well, with very little overlap, and that the benefits of this transaction include new business opportunities.

19.     How big will the cost savings be?

BAE Systems and EADS believe that the potential combination of their two businesses offers the prospect of significant benefits for customers and shareholders of both companies. Under UK Takeover rules, we are not allowed to add any new information to our statement. However, we are working jointly to identify the benefits of the combination and, if the transaction progresses, we would announce an estimated cost savings figure in due course.

20.     Does BAE Systems seeking to combine with a company with a large commercial base mean the company is negative on the future of the defence market?

On the contrary, we believe defence has growth potential both in the emerging markets and in many segments of the developed world market.

21.
One of the key objectives is leveraging the expanded US presence. Don't you think that the US government will be cautious and reluctant to do business with such a powerful non-US company instead of domestic players?

BAE Systems and EADS today both have substantial defence and commercial businesses and are significant employers and investors in the US. In the US the special security agreement of BAE Systems provides for the necessary security arrangements at present.

22.      How will the security of the US businesses of BAE Systems and EADS be safeguarded under the new structure being discussed?

Under the transaction structure being discussed between the parties, BAE Systems and EADS envisage that certain of their defence activities would be ringfenced with governance arrangements appropriate to their strategic and national security importance, particularly in the USA, given the importance of that market to the enlarged group. We will discuss all of this with the appropriate US Government authorities.

From Linda Hudson, President and Chief Executive Officer, BAE Systems, Inc. to employees:

Change can be both exciting and upsetting, often at the same time. I sensed a bit of both emotions in the comments regarding last week's announcement about a possible combination of our businesses with EADS. Although only a handful of you submitted comments, I'm sure your reactions are shared by hundreds, even thousands of your fellow employees.  Thank you for giving voice to those concerns.

Such deals are complex business transactions - internationally even more so. With that complexity come very strict and specific regulations in regards to the sharing of information.  Nothing would have pleased me more than to share the exciting news with BAE Systems employees before it broke publicly. But stringent regulations, coupled with real-world complications, made last week's formal disclosure legally necessary.  And those same laws severely bind my hands in regards to what details I can share with you now.

I can, however, touch on what a promising opportunity this deal could be for BAE Systems. Ours can be a cyclical industry. Our business depends heavily on government funding, and when defense budgets are in decline, the future becomes more difficult and uncertain. Diversification into "countercyclical" businesses - businesses like commercial aerospace that can surge when defense ebbs - provides strength and helps hedge against uncertainty.

I know many of you are worried about the specifics of the deal. I think it's important not to get too hung up on the so-called 60-40 ratio and what that might mean in regards to control and company decision-making. Before you get too worried, never forget that at BAE Systems, Inc., one of our most valuable assets is our Special Security Agreement - our license to do business in the United States. By definition, Inc. must continue to operate with its own CEO and board of directors in order to continue to serve the largest defense market in the world. That remains true whatever unfolds.

I understand questions still abound about how a new company might be structured or what such an entity might be named. Discussions are still ongoing. By law, I'm not allowed to delve into these matters publicly until we make our next formal announcement.

At the moment, priority number one is making sure that this is the right move for BAE Systems. Rest assured we are talking to our customers, government representatives and other key stakeholders.

I look forward to sharing more information and answering your questions (to the extent legally permitted) in the coming weeks and months. And I do mean months because a deal of this magnitude could take many. In the meantime, I urge you all to stay focused on our mission - delivering the best to our customers and continuing to protect those who protect us.

And, please, keep the comments coming. Even if I can't respond individually to every question, I'm always interested in hearing what's on your mind.

Linda

From Ian King, Chief Executive, BAE Systems plc to employees:

Dear colleagues,

Thank you for taking time to share your comments and questions after my last blog.

Since then, much of my time has been spent talking with shareholders, customers and the media about our proposed combination with EADS.  There has obviously been many questions - my job has been to listen to their views and then explain the nature of this potential business combination to ensure they fully understand what was set out in the leak announcement issued to the market on Wednesday 12 September.

Turning to your thoughts, I have been particularly impressed with the enthusiasm and energy I see from our employees.  A possible deal of this magnitude obviously brings with it questions about what it means for BAE Systems and its employees across our many markets.  Whilst I am restricted in what I can say, I wanted to reassure you that this is a great opportunity to enhance what is already a very strong and successful company.  The proposed combination would provide a more balanced business that can draw from the strengths of two world-class and complementary companies, which will offer additional opportunities to employees, customers and shareholders.  For BAE Systems, it would be additive to our business and would enhance our ability to compete in our core and new markets.

Earlier this week I was with some of our US investors as part of our regular investor visits during the year.  As you can imagine, there was clearly interest in the potential business combination but very quickly the conversations turned to the core BAE Systems business.  Once again, they observed that that we are a successful and strong business with a robust strategic plan upon which we are executing.  I draw great comfort that the pride, hard work and passion I see in our employees is recognised through our performance, by shareholders.  It also served as a good reminder that despite the strategic discussions underway, we have a business to deliver - it is critical that you all maintain your already admirable focus on delivering to the expectations of our customers.

Thank you once again for your dedication to making this such a well-regarded and successful company.

I have asked the team to review your recent comments relating to the possible combination on our intranet and social media tools and update the FAQs to address some of the queries you have been raising - again, please let me know if this is helping. I remain committed to provide regular updates on the discussions, when possible.

 Ian

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act"), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.